Mail Stop 3561


								September 27, 2006

Mr. Stephen I. Sadove
Chief Executive Officer
Saks Incorporated
750 Lakeshore Parkway
Birmingham, Alabama  35211

		RE:	Saks Incorporated
			Form 10-K for Fiscal Year Ended January 28, 2006 Form 10-Q for Fiscal Quarter Ended April 30, 2006 Form 10-Q for Fiscal Quarter Ended July 30, 2006 File No. 1-13113

Dear Mr. Sadove:

		We have reviewed your filings and have the following comments. We have limited our review of your filings to those issues we have addressed in our comments. Where indicated, we think you should revise your documents in response to these comments. If you disagree, we will consider your explanation as to why our comments are inapplicable or revisions are unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

		Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing.
We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-K for Fiscal Year Ended January 28, 2006

Item 9A. Disclosure Controls and Procedures, page 42

1. We note your statement that a "control system, no matter how well designed and operated, can provide only reasonable, not absolute, assurance that the control system`s objectives will be met". Please revise to state clearly, if true, that your disclosure controls and procedures are designed to provide reasonable assurance of achieving their objectives and that your principal executive officer and principal financial officer concluded that your disclosure controls and procedures are effective at that reasonable assurance level. In the alternative, remove the reference to the level of assurance of your disclosure controls and procedures. Please refer to Section II.F.4 of Management`s Reports on Internal Control Over Financial Reporting and Certification of Disclosure in Exchange Act Periodic Reports, SEC Release No. 33-8238, available on our website at http://www.sec.gov/rules/final/33-8238.htm.

2. Please note that the evaluation date for disclosure controls is "as of the end of the period" covered by the quarterly or annual report and not as of a particular date. Revise revise accordingly.
See Item 307 of Regulation S-K.

Certifications of Principal Executive and Financial Officers,
Exhibits 31.1 and 31.2

3. Please tell us why Mr. Kevin Wills is signing your filings on Form
10-K and 10-Q and providing Certifications as your principal financial officer. We note that Mr. Douglas Coltharp is listed as Executive Vice President and Chief Financial Officer on page 11 and in your proxy filing.

4. Please revise to eliminate reference to the titles of your principal executive and principal financial officers in the introductory paragraph of the certifications to conform to the format provided in Item 601(b)(31) of Regulation S-K. Their titles should only appear after their names and signatures at the bottom of the certifications. Please make this change in your revised Form 10-Qs for the fiscal periods ended April 30, 2006 and July 30, 2006 as well.

Financial Statements

Note 2. Summary of Significant Accounting Policies, page F-9

5. Please expand your accounting policy on gift cards to indicate whether the cards have expiration dates and your basis for recognizing income, if any, on cards not redeemed. Also, disclose the financial statement line items that include revenue and/or income from gift certificates. Show us what your disclosure will look like revised.

Note 3. Restatement of Previously Issued Financial Statements, page
F-16

6. In Note 3 you disclosed that there was an error in the previous restatement of your consolidated financial statements contained in the 2004 Annual Report on Form 10-K and that you restated your financial statements to correct this error. Please tell us what consideration you gave to filing an Item 4.02 Form 8-K with regard to this restatement. Since you did not file a Form 8-K for this restatement, please tell us how you determined that the previously issued financial statements could continue to be relied upon. Please refer to SAB 99 in preparing your response.




Note 4. Proprietary Credit Card Receivables, page F-16

7. Please tell us how you account for revenue from your agreements with HSBC relating to compensation you receive for providing customer service functions including new account opening, transaction authorization, billing adjustments and customer inquires, along with the related costs. Please tell us specifically how you earn compensation under the agreement and what services you are required to provide. We note from your disclosure on page 4 that you seek to expand the number and use of your proprietary credit cards by, among other things, providing incentives to your sales associates to open new credit accounts, providing discounts on initial and subsequent purchases to customers who open accounts and by providing ongoing special promotional events and loyalty programs that reward customers for frequency and volume of proprietary charge card usage. Please explain how you account for these programs as well. Provide your basis in GAAP for your accounting and tell us where these amounts are reflected in your financial statements.

Form 10-Qs for the Fiscal Periods Ended April 30, 2006 and July
30,
2006

Item 4. Controls and Procedures, page 51

8. Please revise to disclose any change in your internal control over financial reporting that occurred during the last fiscal quarter that has materially affected, or is reasonable likely to materially affect, your internal control over financial reporting. Refer to
Item 308 (c) of Regulation S-K.

Certifications of Principal Executive and Financial Officers,
Exhibits 31.1 and 31.2

9. We note you have not provided a rule reference in paragraph 4 for internal control over financial reporting as defined in Exchange
Act
Rules 13a-15(f) and 15d-15(f) in your Form 10-Qs. Please revise your
Certifications to use the exact wording specified in Item
601(b)(31)
of Regulation S-K.

		As appropriate, please amend your filings and respond to these comments within 10 business days, or tell us when you will provide us with a response. Please furnish a cover letter that keys your responses to our comments and provides any requested information. Detailed letters greatly facilitate our review.
Please
understand that we may have additional comments after reviewing your responses to our comments.





	We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

	In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

* the company is responsible for the adequacy and accuracy of the disclosure in the filing;

* staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

* the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

      In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.
		You may contact Sondra Snyder at (202) 551-3332, or in her absence, Donna DiSilvio at (202) 551-3202 if you have questions regarding comments on the financial statements and related matters.
Please contact me at (202) 551-3849 with any other questions.

							Sincerely,



							James A. Allegretto
							Senior Assistant Chief
Accountant


Mr. Stephen Sadove
Saks Incorporated
September 27, 2006
Page 1